Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

06018813

November 17, 2006

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated November 13 and 16, 2006 and the corresponding Material Change Forms.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

11/29

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Acquisitions in Connection with bcMetals

Vancouver (November 16, 2006) - **Imperial Metals Corporation (III:TSX)** reports that, in connection with the formal take over bid (the "Offer") by its wholly owned subsidiary, CAT-Gold Corporation ("CAT-Gold") for all of the common shares (the "Shares") of bcMetals Corporation ("bcMetals") at a cash price of $0.95 per Share and all of the outstanding Out-Of-The-Money Warrants of bcMetals (the "Warrants") at a cash price of $0.02 per Warrant, CAT-Gold has taken up and paid for and owns 3,625,694 Shares representing approximately 9.5% of the issued and outstanding Shares of bcMetals, and has paid for 1,636,666 Warrants representing approximately 35% of the outstanding Warrants. CAT-Gold has requested that the 1,636,666 Warrants deposited under the Offer, which are not transferable, be cancelled.

CAT-Gold now owns 6,639,694 Shares, representing approximately 17.3% of the issued and outstanding bcMetals Shares.

The purpose of the Offer was to acquire all of the issued and outstanding Shares and Warrants. CAT-Gold is presently reviewing its options and may in the future acquire additional Shares of bcMetals.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 to obtain a copy of the report relating to this disclosure or for any other information. // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

November 16, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on November 16, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported that, in connection with the formal take over bid (the "Offer") by its wholly owned subsidiary, CAT-Gold Corporation ("CAT-Gold") for all of the common shares (the "Shares") of bcMetals Corporation ("bcMetals") at a cash price of $0.95 per Share and all of the outstanding Out-Of-The-Money Warrants of bcMetals (the "Warrants") at a cash price of $0.02 per Warrant, CAT-Gold has taken up and paid for and owns 3,625,694 Shares representing approximately 9.5% of the issued and outstanding Shares of bcMetals, and has paid for 1,636,666 Warrants representing approximately 35% of the outstanding Warrants. CAT-Gold has requested that the 1,636,666 Warrants deposited under the Offer, which are not transferable, be cancelled.

CAT-Gold now owns 6,639,694 Shares, representing approximately 17.3% of the issued and outstanding bcMetals Shares.

The purpose of the Offer was to acquire all of the issued and outstanding Shares and Warrants. CAT-Gold is presently reviewing its options and may in the future acquire additional Shares of bcMetals.

Item 5. Full Description of Material Change

The Issuer reported that, in connection with the formal take over bid (the "Offer") by its wholly owned subsidiary, CAT-Gold Corporation ("CAT-Gold") for all of the common shares (the "Shares") of bcMetals Corporation ("bcMetals") at a cash price of $0.95 per Share and all of the outstanding Out-Of-The-Money Warrants of bcMetals (the "Warrants") at a cash price of $0.02 per Warrant, CAT-Gold has taken up and paid for and owns 3,625,694 Shares representing approximately 9.5% of the issued and outstanding Shares of bcMetals, and has paid for 1,636,666 Warrants representing approximately 35% of the outstanding Warrants. CAT-Gold has requested that the 1,636,666 Warrants deposited under the Offer, which are not transferable, be cancelled.

CAT-Gold now owns 6,639,694 Shares, representing approximately 17.3% of the issued and outstanding bcMetals Shares.

The purpose of the Offer was to acquire all of the issued and outstanding Shares and Warrants. CAT-Gold is presently reviewing its options and may in the future acquire additional Shares of bcMetals.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated November 16, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

NEWS RELEASE

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports on Acquisitions in Connection with bcMetals

Vancouver (November 16, 2006) - **Imperial Metals Corporation (III:TSX)** reports that, in connection with the formal take over bid (the "Offer") by its wholly owned subsidiary, CAT-Gold Corporation ("CAT-Gold") for all of the common shares (the "Shares") of bcMetals Corporation ("bcMetals") at a cash price of $0.95 per Share and all of the outstanding Out-Of-The-Money Warrants of bcMetals (the "Warrants") at a cash price of $0.02 per Warrant, CAT-Gold has taken up and paid for and owns 3,625,694 Shares representing approximately 9.5% of the issued and outstanding Shares of bcMetals; and has paid for 1,636,666 Warrants representing approximately 35% of the outstanding Warrants. CAT-Gold has requested that the 1,636,666 Warrants deposited under the Offer, which are not transferable, be cancelled.

CAT-Gold now owns 6,639,694 Shares, representing approximately 17.3% of the issued and outstanding bcMetals Shares.

The purpose of the Offer was to acquire all of the issued and outstanding Shares and Warrants. CAT-Gold is presently reviewing its options and may in the future acquire additional Shares of bcMetals.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 to obtain a copy of the report relating to this disclosure or for any other information. // website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2006
WASH, D.C. 186

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Applications to the British Columbia Securities Commission in Connection with bcMetals

Vancouver (November 13, 2006) - **Imperial Metals Corporation (III:TSX)** reports the British Columbia Securities Commission ("BCSC") has dismissed the application made by bcMetals Corporation ("bcMetals") for an order to restrain Imperial from taking up and paying for the common shares of bcMetals deposited under Imperial's offer and not withdrawn on November 2, 2006. Accordingly, Imperial has honoured its commitment to take up and pay for these shares, increasing its holding in bcMetals to approximately 18% of issued and outstanding shares.

On Imperial's application to issue a permanent order to cease trade any securities that may be issued under the bcMetals poison pill shareholder rights plan, the BCSC ruled that Imperial's application was "moot", as Imperial had previously terminated its all cash takeover bid for bcMetals.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

November 13, 2006

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on November 13, 2006 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer reported the British Columbia Securities Commission ("BCSC") has dismissed the application made by bcMetals Corporation ("bcMetals") for an order to restrain Imperial from taking up and paying for the common shares of bcMetals deposited under Imperial's offer and not withdrawn on November 2, 2006. Accordingly, Imperial has honoured its commitment to take up and pay for these shares, increasing its holding in bcMetals to approximately 18% of issued and outstanding shares.

On Imperial's application to issue a permanent order to cease trade any securities that may be issued under the bcMetals poison pill shareholder rights plan, the BCSC ruled that Imperial's application was "moot", as Imperial had previously terminated its all cash takeover bid for bcMetals.

Item 5. Full Description of Material Change

The Issuer reported the British Columbia Securities Commission ("BCSC") has dismissed the application made by bcMetals Corporation ("bcMetals") for an order to restrain Imperial from taking up and paying for the common shares of bcMetals deposited under Imperial's offer and not withdrawn on November 2, 2006. Accordingly, Imperial has honoured its commitment to take up and pay for these shares, increasing its holding in bcMetals to approximately 18% of issued and outstanding shares.

On Imperial's application to issue a permanent order to cease trade any securities that may be issued under the bcMetals poison pill shareholder rights plan, the BCSC ruled that Imperial's application was "moot", as Imperial had previously terminated its all cash takeover bid for bcMetals.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. **Executive Officer**

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. **Date of Report**

Dated November 14, 2006.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Applications to the British Columbia Securities Commission in Connection with bcMetals

Vancouver (November 13, 2006) - **Imperial Metals Corporation (III:TSX)** reports the British Columbia Securities Commission ("BCSC") has dismissed the application made by bcMetals Corporation ("bcMetals") for an order to restrain Imperial from taking up and paying for the common shares of bcMetals deposited under Imperial's offer and not withdrawn on November 2, 2006. Accordingly, Imperial has honoured its commitment to take up and pay for these shares, increasing its holding in bcMetals to approximately 18% of issued and outstanding shares.

On Imperial's application to issue a permanent order to cease trade any securities that may be issued under the bcMetals poison pill shareholder rights plan, the BCSC ruled that Imperial's application was "moot", as Imperial had previously terminated its all cash takeover bid for bcMetals.

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com